EXHIBIT 99.9
Form of Advertisement placed in Indian Newspaper

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and nine months ended December 31, 2007

(in Rs. crore, except share data)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2007	2006	2007	2006	2007
Income from software services and products	3,999	3,454	11,413	9,594	13,149
Software development expenses	2,219	1,888	6,504	5,299	7,278
Gross profit	1,780	1,566	4,909	4,295	5,871
Selling and marketing expenses	172	182	541	530	719
General and administration expenses	281	235	790	688	927
Operating profit before interest and depreciation	1,327	1,149	3,578	3,077	4,225
Interest	–	–	–	–	–
Depreciation	138	129	404	336	469
Operating profit before tax and exceptional items	1,189	1,020	3,174	2,741	3,756
Other income, net	152	60	550	255	375
Provision for investments	–	–	–	3	2
Net profit before tax and exceptional items	1,341	1,080	3,724	2,993	4,129
Provision for taxation (refer to note 3 and note 6)	155	122	436	340	352
Net profit after tax and before exceptional items	1,186	958	3,288	2,653	3,777
Income from sale of investments	–	–	–	6	6
Net profit after tax and exceptional items	1,186	958	3,288	2,659	3,783
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 9)	286	279	286	279	286
Reserves and surplus	13,788	9,363	13,788	9,363	10,876
Earnings per share (par value Rs. 5/- each)
Before Exceptional items
Basic	20.77	17.20	57.58	47.82	67.82
Diluted	20.70	16.82	57.38	46.70	66.33
After Exceptional items
Basic	20.77	17.20	57.58	47.93	67.93
Diluted	20.70	16.82	57.38	46.81	66.44
Dividend per share (par value Rs. 5/- each)
Interim dividend	–	–	6.00	5.00	5.00
Final dividend	–	–	–	–	6.50
Total dividend	–	–	6.00	5.00	11.50
Total dividend percentage (%)	–	–	120.00	100.00	230
Total Public Shareholding#
Number of shares	36,77,38,769	35,54,77,282	36,77,38,769	35,54,77,282	36,75,70,027
Percentage of shareholding	64.34	63.72	64.34	63.72	64.35
#Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).

Other Information:

(in Rs. crore)
	Quarter ended December 31,		Nine months ended December 31		Year ended March 31
	2007	2006	2007	2006	2007
Staff costs	1,931	1,631	5,693	4,608	6,314
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	165	30	476	100	182
Dividend on investments in liquid mutual funds	–	36	4	83	116
Miscellaneous income	6	13	18	28	35
Exchange differences	(19)	(19)	52	44	42
Total	152	60	550	255	375

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2007

(in Rs. crore, except share data)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2007	2006	2007	2006	2007
Income from software services, products and business process management	4,271	3,655	12,150	10,121	13,893
Software development and business process management expenses	2,325	1,938	6,725	5,437	7,458
Gross profit	1,946	1,717	5,425	4,684	6,435
Selling and marketing expenses	205	236	693	661	929
General and administration expenses	349	285	972	829	1,115
Operating profit before interest, depreciation and minority interest	1,392	1,196	3,760	3,194	4,391
Interest	–	–	–	–	–
Depreciation	153	141	441	369	514
Operating profit before tax, minority interest and exceptional items	1,239	1,055	3,319	2,825	3,877
Other income, net	158	59	565	253	372
Provision for investments	–	–	–	3	2
Net profit before tax, minority interest and exceptional items	1,397	1,114	3,884	3,075	4,247
Provision for taxation (refer to note 3 and note 6)	166	130	474	359	386
Net profit after tax, before minority interest and exceptional items	1,231	984	3,410	2,716	3,861
Income from sale of Investments	–	–	–	6	6
Net profit after tax, exceptional items and before minority interest	1,231	984	3,410	2,722	3,867
Minority interest	–	1	–	10	11
Net profit after tax, exceptional items and minority interest	1,231	983	3,410	2,712	3,856
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 9)	286	279	286	279	286
Reserves and surplus	14,018	9,436	14,018	9,436	10,969
Earnings per share (par value Rs. 5/- each)
Before Exceptional items
Basic	21.54	17.64	59.70	48.75	69.11
Diluted	21.47	17.24	59.49	47.61	67.59
After Exceptional items
Basic	21.54	17.64	59.70	48.88	69.22
Diluted	21.47	17.24	59.49	47.73	67.70
Dividend per share (par value Rs. 5/- each)
Interim dividend	–	–	6.00	5.00	5.00
Final dividend	–	–	–	–	6.50
Total dividend	–	–	6.00	5.00	11.50
Total dividend percentage (%)	–	–	120.00	100.00	230
Total Public Shareholding#
Number of shares	36,77,38,769	35,54,77,282	36,77,38,769	35,54,77,282	36,75,70,027
Percentage of shareholding	64.34	63.72	64.34	63.72	64.35
#Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on January 11, 2008. There are no qualifications in the auditors’ reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.

The Company had voluntarily settled with the California Division of Labor Standards Enforcement (DLSE) towards possible overtime payment to certain employees in California for a total amount of Rs. 102 crore. The payment pertains to the last three years and such backwages would be paid to employees in due course.

3.	The tax provision for the nine months ended December 31, 2007 and for the year ending March 31, 2007 includes a reversal of Rs. 101 crore and Rs. 125 crore respectively relating to liabilities no longer required for taxes payable in various overseas jurisdictions on the expiry of the limitation period, conclusion of the Pre-Filing Agreement (PFA) with the Internal Revenue Service (IRS) of the United States and the completion of the assessment by taxation authorities.
4.	The Finance Act, 2007 included Fringe Benefit Tax (“FBT”) on Employee Stock Options Plan (ESOPs). FBT liability crystallizes on the date of exercise of stock options. During the quarter and nine months ended December 31, 2007, 3,44,075 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. FBT on exercise of stock options of Rs. 2 crore has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.
5.	The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the quarter, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.
6.	Pursuant to the changes in the Indian Income Tax Act, the Company has calculated its tax liability after considering Minimum Alternate Tax (MAT). This has not resulted in an additional tax expense as MAT can be set off against any future tax liability. Accordingly, Rs. 62 crore is carried as “Loans and Advances” in the balance sheet as of December 31, 2007.
7.	ASB Guidance on Implementing AS 15, Employee Benefits (revised 2005) states that benefits involving employer-established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.
8.	Effective July 1, 2007 the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which has been amortized on a straight line basis to the profit and loss account over 10 years representing the average future service period of employees.
9.	During the nine months ended December 31, 2007 and 2006 and the year ended March 31, 2007 the company issued 3,44,075; 67,38,508 and 2,00,99,902 equity shares, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.
10.	The final dividend of Rs. 6.50 per share (130% on an equity share of par value of Rs. 5/-) for fiscal 2007 was approved by the shareholders in the Annual General Meeting held on June 22, 2007 and paid on June 23, 2007.
11.	An interim dividend of Rs. 6.00 per share (120% on an equity share of par value of Rs. 5/-) was declared at the board meeting held on October 11, 2007 and paid on October 24, 2007. The interim dividend declared in the previous year was Rs. 5.00 per share (100% on an equity share of par value of Rs. 5/-).
12.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2007.

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend related	-	233	233	-
13.	Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter ended December 31, 2006, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability amounting to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other income.

Matters relating to Subsidiaries:

14.

As at December 31, 2007 the Company’s holding in Infosys BPO is 98.92%. The Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February 2008, which is to be accounted as an investment on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys’ holding in Infosys BPO would be 99.98%.

15.	On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips), a company incorporated under the laws of the Netherlands, for acquiring the shared service centers of Philips for finance, accounting and procurement business in Poland, Thailand and India (Philips BPO) for a consideration of Rs. 107 crore, wherein, the acquisition of Poland and Chennai centers were consummated on October 1, 2007 and that of Thailand center on December 3, 2007. The transaction was completed during the quarter and accounted as business combination which resulted in goodwill of Rs. 83 crore.
16.	During the nine months ended December 31, 2007, the Company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidary Infosys Consulting, Inc. As of December 31, 2007, the Company has invested an aggregate of US$ 40 million (Rs. 171 crore) in the subsidiary.
17.	On June 20, 2007 the company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico (“Infosys Mexico”). During the quarter ended December 31, 2007, the company invested Mexican Peso 50 million (Rs. 18 crore) in the subsidiary. As of December 31, 2007, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.
18.	During the nine months ended December 31, 2007, the company disbursed a loan of US$ 3 million (Rs. 11 crore) to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of December 31, 2007 the company has invested US$ 10 million (Rs. 46 crore) as equity capital and US$ 8 million (Rs. 33 crore) as loan in the subsidiary.

Board of Directors:

19.

Effective June 22, 2007, the following changes were made to the senior management of the Company:

  Mr. Nandan M. Nilekani assumed the role of the Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumed the role of the Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumed the role of the Chief Operating Officer

Investments:

20.

During the nine months ended December 31, 2006, the company received an amount of US$ 1 million (Rs. 5 crore) being the balance held in escrow account released on fulfillment of the escrow obligations on account of sale of investments in Yantra Corporation. The income is disclosed separately as an exceptional item in the profit and loss account.

Others:

Segment reporting (Consolidated – Audited)

(in Rs. crore)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2007	2006	2007	2006	2007
Revenue by industry segment
Financial services	1,572	1,411	4,431	3,813	5,209
Manufacturing	622	469	1,707	1,390	1,877
Telecom	901	671	2,576	1,853	2,679
Retail	514	383	1,433	988	1,394
Others	662	721	2,003	2,077	2,734
Total	4,271	3,655	12,150	10,121	13,893
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	4,271	3,655	12,150	10,121	13,893
Segment profit before tax, interest, depreciation, amortization and minority interest:
Financial services	528	453	1,356	1,142	1,564
Manufacturing	171	141	472	420	577
Telecom	325	216	895	633	923
Retail	165	134	431	314	442
Others	203	252	606	685	885
Total	1,392	1,196	3,760	3,194	4,391
Less: Interest	–	–	–	–	–
Other un-allocable expenditure	153	141	441	369	514
(excluding un-allocable income)
Operating profit before tax, minority interest and exceptional items	1,239	1,055	3,319	2,825	3,877

Notes on segment information

Principal segments

The Company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly revenues represented along industries served, comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited
Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
January 11, 2008	Chief Operating Officer	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and nine months ended December 31, 2007, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except ADS data)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31
	2007 Unaudited	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Audited
Revenues	1,084	821	3,034	2,227	3,090
Cost of revenues	629	468	1,789	1,280	1,777
Gross profit	455	353	1,245	947	1,313
Net income	310	218	844	591	850
Earnings per American Depositary Share (ADS)
Basic	0.54	0.39	1.49	1.07	1.53
Diluted	0.54	0.38	1.48	1.04	1.50
Total assets	4,144	2,517	4,144	2,517	3,073
Cash and cash equivalents	1,978	589	1,978	589	1,403
Liquid mutual funds	35	498	35	498	6

The reconciliation of net income as per Indian GAAP (audited) and US GAAP is as follows:

(in US$ million)
	Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
	2007 Unaudited	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Audited
Consolidated net profit as per Indian GAAP	312	221	852	597	858
Stock compensation expenses (SFAS 123R)	-	(2)	(2)	(4)	(5)
Amortization of intangible assets	(2)	(1)	(6)	(2)	(3)
Consolidated net income as per US GAAP	310	218	844	591	850

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the rupee against the US dollar, UK Pound and Euro, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarter ended June 30, 2007, September 30, 2007 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.